____________, 2006

Prospect Management Advisers, L.P.
13455 Noel Road
Suite 1300
Dallas, Texas 75240

Dear _________:

                              In consideration of our appointing you sub-adviser to the Highland Equity Opportunities Fund of Highland Funds I pursuant to the Investment Sub-Advisory Agreement of today’s date between you and us, you hereby agree to waive 0.50% of your compensation determined pursuant to Section 10 of that agreement.  This waiver agreement shall remain in effect until terminated by us, Highland Capital Management L.P.  Please indicate your agreement by signing and returning to us a copy of this letter.

Very truly yours,

HIGHLAND CAPITAL MANAGEMENT, L.P.

By:

James D. Dondero
President and Managing Partner

Agreed to and accepted as of _________ 2006:
PROSPECT MANAGEMENT ADVISERS, L.P.

By: